Prospectus Supplement No. 1	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated April 23, 2004)	Registration No. 333-111534

DIGITAL RECORDERS, INC.

3,543,893 Shares of Common Stock

          This prospectus supplement relates to the offer and sale from time to time of up to 3,543,893 shares of common stock, $.10 par value per share, of Digital Recorders, Inc., a North Carolina corporation, by the selling shareholders named in the prospectus dated April 23, 2004. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus.

          The following information supersedes in part the information in the prospectus relating to three of the Selling Shareholders (as defined in the prospectus):

          Two of the Selling Shareholders, BFSUS Special Opportunities Trust PLC and Renaissance US Growth Investment Trust PLC, have converted the debentures held by them and described in the prospectus. Upon such conversion, we issued an aggregate of 2,075,000 shares of common stock to them, which they have sold.

          In addition, all outstanding shares of our Series F Convertible Preferred Stock, which were held by Dolphin Offshore Partners, L.P., a Selling Shareholder, and accrued dividends thereon, were converted into 760,232 shares of our common stock on April 23, 2004.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 23, 2004.

Filed Pursuant to Rule 424(b)(3) Registration No. 333-111534

PROSPECTUS

DIGITAL RECORDERS, INC.

3,543,893 Shares of Common Stock

          This prospectus relates to the offer and sale of up to 3,543,893 shares of common stock of Digital Recorders, Inc., a North Carolina corporation, that may be offered and sold from time to time by the shareholders described in this prospectus under “Selling Shareholders” or by pledges, donees, transferees or other successors in interest that receive any of the shares as a gift, distribution or other non-sale related transfer. As used in this prospectus, “we,” “us,” “our” and similar expressions refer to Digital Recorders, Inc. and its subsidiaries.

          The Selling Shareholders may offer their shares from time to time through or to one or more underwriters, brokers or dealers, on the Nasdaq SmallCap Market, in the over-the-counter market at market prices prevailing at the time of sale, in one or more negotiated transactions at prices acceptable to the Selling Shareholders or otherwise. We will not receive any proceeds from the sale of shares by the Selling Shareholders. In connection with any sales, the Selling Shareholders and any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act.

          We will pay the expenses related to the registration of the shares covered by this prospectus. The Selling Shareholders will pay commissions and selling expenses, if any, incurred by them.

          Our common stock is traded on the Nasdaq SmallCap Market under the symbol “TBUS.” The closing sale price on Nasdaq on April 15, 2004 was $8.82 per share. Our common stock is also traded on the Boston Stock Exchange under the symbol “TBU.”

Investing in the common stock offered by this prospectus is speculative and involves a high degree of risk. See “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 23, 2004.

ABOUT THIS PROSPECTUS
THE COMPANY
FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF SECURITIES
LEGAL MATTERS
EXPERTS
DOCUMENTS INCORPORATED BY REFERENCE

ABOUT THIS PROSPECTUS

          This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using the SEC’s shelf registration rules. Under the shelf registration rules, using this prospectus and, if required, one or more prospectus supplements, the Selling Shareholders may sell from time to time, in one or more offerings, the shares of common stock covered by this prospectus. The shares covered by this prospectus are 3,543,893 shares of common stock issuable upon conversion of convertible debentures or shares of preferred stock or the exercise of warrants that we previously issued to the Selling Shareholders. This prospectus also covers certain rights that we have granted to holders of our common stock, including shares issued in the future, to purchase fractions of a share of our Series D Junior Participating Preferred Stock in the event of an acquisition of, or an announced tender offer for, 15% or more of our outstanding common stock. Until such a triggering event occurs, these preferred stock purchase rights are attached to shares of our common stock, and are neither evidenced by separate certificates nor transferable separately from our common stock. If the rights become exercisable, we will take further action, if required, to register with the SEC the issuance of shares of our Series D Junior Participating Preferred Stock.

          This prospectus also covers any shares of common stock, and related preferred stock purchase rights, that may become issuable pursuant to anti-dilution adjustment provisions that would increase the number of shares issuable upon conversion of the debentures or preferred stock or exercise of the warrants as a result of stock splits, stock dividends or similar transactions.

          A prospectus supplement may add, update or change information contained in this prospectus. We recommend that you read carefully this entire prospectus, especially the section entitled “Documents Incorporated By Reference” beginning on page 9, and the section entitled “Risk Factors” beginning on page 3, and any supplements before making a decision to invest in our common stock.

THE COMPANY

          We are a market leader in transit, transportation and law enforcement digital communications and audio enhancement systems using proprietary software applications. Our products improve the flow and mobility of people through transportation infrastructure, as well as enhance law enforcement agencies’ surveillance capabilities. Our transit communications products — TwinVision® and Mobitec route destination signage systems, Talking Bus® voice announcement systems, and Internet-based, automatic vehicle monitoring systems — enhance public transportation around the globe. Our electronic surveillance tools, including microphone amplifiers and processors, countermeasures devices, speech activity detectors, and radio/television noise cancellers, help law-enforcement agencies worldwide capture, arrest and prosecute criminals. Our website address is www.digitalrecorders.com. Information on our website is not part of this prospectus. More detailed information about our business, financial condition and results of operations is contained in the reports we file with the Securities and Exchange Commission. See “Incorporation by Reference.”

          We were incorporated in North Carolina in 1983. Our principal executive offices are located at 5949 Sherry Lane, Suite 1050, Dallas, Texas 75225, and our telephone number is (214) 378-8992.

FORWARD-LOOKING STATEMENTS

          Some of the statements in this prospectus and in the documents incorporated by reference constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, any statement, express or implied, concerning future events or expectations is a forward-looking statement. Use of words such as “expect,” “fully expect,” “expected,” “appears,”

“believe,” “plan,” “anticipate,” “would,” “goal,” “potential,” “potentially,” “range,” “pursuit,” “run rate,” “stronger,” “preliminarily,” etc., is intended to identify forward-looking statements that are subject to risks and uncertainties, including those described below. There can be no assurance that any expectation, express or implied, in a forward-looking statement will prove correct or that the contemplated event or result will occur as anticipated. The risks associated with forward-looking statements include, but are not limited to, product demand and market acceptance risks, the impact of competitive products and pricing, the effects of economic conditions and trade, legal, social and economic risks, such as import, licensing and trade restrictions and the results of implementing our business plan. Refer to our various Securities and Exchange Commission filings, such as our Forms 10-Q and 10-K, for further information about forward-looking statements.

RISK FACTORS

          An investment in our common stock involves significant risks. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, including the documents incorporated by reference in this prospectus, before buying shares of our common stock. Many of the risks discussed below have affected our business in the past, and many are likely to continue to do so. These risks may materially adversely affect our business, financial condition, operating results or cash flows, or the market price of our common stock. Each of these risk factors could adversely affect the value of an investment in our common stock.

Risks Related to Our Indebtedness, Financial Condition and Results of Operations

Our substantial debt could adversely affect our financial position, operations and ability to grow.

          We have a substantial amount of debt. As of December 31, 2003, our total debt of approximately $14.1 million consisted of long-term debt in the amount of $8.1 million, including current maturities of approximately $1.3 million, and short-term debt of $6.0 million. Included in the long-term debt is $4.4 million under our outstanding 8.0% convertible debentures, $2.1 million of unsecured indebtedness to one of our shareholders and $1.6 million outstanding under a term loan to a Swedish bank. The short-term debt consisted of $6.0 million outstanding under our domestic and European revolving credit facilities. Our substantial indebtedness could have adverse consequences in the future. For example, it could:

•	Require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce amounts available for working capital, capital expenditures, research and development and other general corporate purposes;

•	Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	Increase our vulnerability to general adverse economic and industry conditions;

•	Place us at a competitive disadvantage compared to our competitors that may have less debt than we do;

•	Make it more difficult for us to obtain additional financing that may be necessary in connection with our business;

•	Make it more difficult for us to implement our business and growth strategies; and

•	Cause us to have to pay higher interest rates on future borrowings.

          Some of our debt bears interest at variable rates. If interest rates increase, or if we incur additional debt, the potential adverse consequences, including those described above, may be intensified. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay planned expansion and capital expenditures, sell assets, obtain additional equity financing or restructure our debt. Our existing credit facilities contain covenants that, among other things, limit our ability to incur additional debt.

Future cash requirements or restrictions on cash could adversely impact our financial position, and an event of default under our outstanding debt instruments could impair our ability to conduct business operations.

          Our overall cash balance declined in fiscal 2002 and 2003, and we could incur negative overall cash flow in future quarters. If cash flow significantly deteriorates in the future, our liquidity and ability to operate our business could be adversely impacted. Additionally, our ability to raise financial capital may be hindered due to our net losses and the possibility of future negative cash flow, thus reducing our operating flexibility.

          The following items, among others, could require unexpected future cash payments, limit our ability to generate cash or restrict our use of cash:

•	triggering of certain payment obligations, or acceleration of payment obligations, under our revolving credit facilities or our outstanding convertible debentures;

•	triggering of redemption obligations under our outstanding convertible debentures;

•	costs associated with unanticipated litigation relating to our intellectual property or other matters;

•	taxes due upon the transfer of cash held in foreign locations; and

•	taxes assessed by local authorities where we conduct business.

          During the third quarter of 2003, we entered into a $10.0 million revolving credit facility with LaSalle Business Credit, LLC. This facility permits us to borrow an amount determined on the basis of a formula that applies specified percentages to our domestic inventory and accounts receivable balances and then deducts a reserve amount established by the lender (currently $600,000). After we used borrowings under this facility to repay debt that was outstanding under a facility that we had with another lender, and applying that borrowing base formula, the new facility provided us with additional borrowing capacity of approximately $1.5 million as of the date of execution. The credit facility has an initial term of three years and is secured by substantially all of our domestic assets. The credit agreement also has affirmative, negative and financial covenants with which we must comply. At September 30, 2003, we were not in compliance with a capital expenditures limitation under our prior domestic credit facility, but we replaced that facility during the third quarter as described above. We also have a revolving credit facility with a Swedish bank that we use in connection with our European operations and which is secured by substantially all the assets of our Mobitec AB subsidiary. Our maximum borrowing capacity under that facility is equivalent to approximately $1.1 million in U.S. dollars. That facility also contains affirmative, negative and financial covenants. As of December 31, 2003, our outstanding balances were $4.2 million under the domestic facility and $1.7 million under the European facility. We were in default of one negative covenant under our new domestic credit facility at December 31, 2003. The tangible net worth covenant was not achieved due to our below-plan operating performance and consolidated operating losses for the three months ended December 31, 2003. Our lender, LaSalle Business Credit, LLC, has re-set the financial covenants for 2004 to reflect the changes in tangible net worth caused by the fourth quarter of 2003 and to start the fixed charge coverage ratio measurement with the three months ended March 31, 2004.

          Our outstanding 8.0% convertible debentures, in the aggregate principal amount of $4.4 million, mature on various dates between June 2008 and August 2009 and bear annual interest at 8% paid monthly. We will also be required to make certain principal reduction payments beginning in June 2004. The convertible debentures also contain affirmative, negative and financial covenants with which we must comply. We were not in compliance with the current ratio covenant under certain of the debentures as of December 31, 2002 and December 31, 2003, but received waivers from the holders of these debentures for the noncompliance as of those dates.

          While we plan to adhere to the covenants in our credit facilities to the best of our ability, in the event that it appears we are unable to avoid an event of default, it may be necessary or advisable to retire and terminate one or more of the facilities and pay all remaining balances borrowed. Any such payment would further limit our available cash and cash equivalents. Furthermore, we may not be able to retire the credit facilities if we do not have adequate resources available when necessary to avoid an event of default or if we do not have adequate time to retire the credit facilities. The consequences of an event of default under one or more of our credit facilities or other debt instruments may prevent us from conducting normal business operations.

          The above cash requirements or restrictions could lead to an inadequate level of cash for operations or for capital requirements, which could have a material negative impact on our financial position and significantly harm our ability to operate the business.

We have a history of net losses and cannot assure you that we will become profitable.

          We have incurred losses in almost every fiscal year since we have been a public company. Our net loss applicable to common shareholders was $2,233,000 in 2003, $367,000 in 2002 and $62,000 in 2001. We cannot assure you that we will become profitable or, if we do, that we will be able to sustain or increase profitability in the future. We had an accumulated deficit of $7.4 million as of December 31, 2002 and $9.4 million as of December 31, 2003. If we cannot achieve or sustain profitability, our financial condition will be materially adversely affected and it will be much more difficult, if possible at all, to obtain additional financing and to continue to grow our business.

Our efforts to reduce costs may not be effective. If we fail to reduce costs effectively, we may not achieve profitability or positive cash flow.

          We believe cost containment and expense reductions are essential to achieving profitability and positive cash flow from operations in future quarters. Our efforts to reduce expenses have positively impacted our results in recent periods, but we must continue to contain costs and further reduce expenses in order to achieve and sustain profitability. We cannot assure you that we will be able to do so. If we are not able to grow our revenues while reducing our costs, as a percentage of revenue, we will not be able to achieve profitability and our business and financial condition could be materially and adversely affected.

Our operating results will continue to fluctuate.

          Our operating results may fluctuate from period to period and period over period depending upon numerous factors, including: customer demand and market acceptance of our products and solutions, new product introductions, varying product mix, delivery due date changes and other factors. We operate in a market characterized by a relatively long sales cycle. From first contact to order delivery may be a time period of two years or longer in certain instances. Delivery schedules, as first established with the customer in this long cycle, may change with little or no advance notice as the original delivery schedule draws near. Our business is sensitive to the spending patterns and funding of our customers, which in turn are subject to prevailing economic conditions and other factors beyond our control. Moreover, we derive revenue primarily from significant orders from a limited number of customers. For that reason, a delay in delivery of our products in connection with a single order may significantly impact the timing of our recognition of revenue between periods.

Risks Related to Our Operations and Product Development

A significant portion of our revenues is derived from sales to a small number of customers. If we are not able to obtain new customers or repeat business from existing customers, our business could be seriously harmed.

          We sell our products to a limited and largely fixed set of customers and potential customers. In our transportation communications segment, we sell primarily to original equipment manufacturers and to end users such as municipalities, regional transportation districts, transit agencies, federal, state and local departments of transportation and rental car agencies. The identity of the customers who generate the most significant portions of our sales may vary from year to year. In 2003, one major customer accounted for 16.2 percent of our net sales, compared to two major customers accounting for 21.9 percent in 2002 and three major customers accounting for 36.4 percent in 2001. If any of our major customers stopped purchasing products from us, and we were not able to obtain new customers to replace the lost business, our business and financial condition would be materially adversely affected. Many factors affect whether customers reduce or delay their investments in products such as those we offer, including decisions regarding technology spending levels and general economic conditions in the countries and specific markets where the customers are located.

We depend on third parties to supply components we need to produce our products.

          Our products and solutions are dependent upon the availability of quality components that are procured from third-party suppliers. Reliance upon suppliers, as well as industry supply conditions, generally involves several risks, including the possibility of defective parts (which can adversely affect the reliability and reputation of our products), a shortage of components and reduced control over delivery schedules (which can adversely affect our manufacturing efficiencies) and increases in component costs (which can adversely affect our profitability).

          We have some single-sourced supplier relationships, either because alternative sources are not readily or economically available or the relationship is advantageous due to performance, quality, support, delivery, capacity or price considerations. If these sources are unable to provide timely and reliable supply, we could experience manufacturing interruptions, delays or inefficiencies, adversely affecting our results of operations. Even where alternative sources of supply are available, qualification of the alternative suppliers and establishment of reliable supplies could result in delays and a possible loss of sales, which could affect operating results adversely.

Many of our customers rely on government funding, and that subjects us to risks associated with governmental budgeting and authorization processes.

          A majority of our sales address end customers having some degree of national, federal, regional, state or local governmental-entity funding. These governmental-entity funding mechanisms are beyond our control and often are difficult to predict. Further, general budgetary authorizations and allocations for state, local, and federal agencies can change for a variety of reasons, including general economic conditions, and have a material adverse effect on us. For example, the Transportation Equity Act for the 21st Century (TEA-21), the legislation under which many of the domestic customers of our transportation products business segment derive funding, was subject to reauthorization in 2003; however, the current TEA-21 program has been extended through a series of Continuing Resolutions pending enactment of new long-term legislation, which is currently in process in Congress. Although the Environmental and Public Works Committee of the U.S. Senate has approved legislation reauthorizing TEA-21, and the House of Representatives “T&I” Committee has acted similarly with its proposal, this legislation is still subject to further review and negotiation and could even fail to be enacted. These continuing resolutions, and delay in enactment of reauthorization legislation, tend to create uncertainty in the market. That uncertainty in turn can tend to delay, or depress, order opportunities. We are involved through the industry trade association, the America Public Transportation Association, the web site of which (www.APTA.com) regularly posts status information on legislative matters. While we believe the reauthorization will occur, and that resulting federal funding will be at or above the present approximately $8 billion annually, we cannot assure you that the legislation will be reauthorized as we expect. In addition to federal funding to the public transit side of our domestic market, some of our customers rely on state and local funding. These tend to be affected by general economic conditions. For example, some transit operating authorities reduced service in 2002 and 2003, extending into 2004, in response to the slow economy; this can have a depressing effect on sales of our products. It is not possible to precisely quantify this impact. Any unfavorable change in any of these factors and considerations could have a material adverse effect upon us.

We must continually improve our technology to remain competitive.

          Our industry is characterized by, and our business strategy is substantially based upon, continuing improvement in technology. This results in frequent introduction of new products, short product life cycles and continual change in product price/performance characteristics. We must develop new technologies in our products and solutions in order to remain competitive. We cannot assure you that we will be able to continue to achieve or sustain the technological leadership that is necessary for success in our industry. In addition, our competitors may develop new technologies that give them a competitive advantage, and we may not be able to obtain the right to use those technologies at a reasonable cost, if at all, or to develop alternative solutions that enable us to compete effectively. A failure on our part to manage effectively the transitions of our product lines to new technologies on a timely basis could have a material adverse effect upon us. In addition, our business depends upon technology trends in our customers’ businesses. To the extent that we do not anticipate or address these technological changes, our business may be adversely impacted.

We cannot assure you that any new products we develop will be accepted by customers.

          Even if we are able to continue to enhance our technology and offer improved products and solutions, we cannot assure you we will be able to deliver commercial quantities of new products in a timely manner or that our products will achieve market acceptance. Further, it is necessary for our products to adhere to generally accepted and frequently changing industry standards, which are subject to change in ways that are beyond our control.

If we lose the services of our key personnel, we may be unable to replace them, and our business could be negatively affected.

          Our success depends in large part on the continued service of our management and other key personnel who have significant knowledge, experience and contacts in the industries that comprise our primary markets. Our ability to continue to attract, motivate and retain employees having these qualifications is essential to our future success. The loss of the services of key personnel could cause us to lose market share to a competitor or otherwise materially adversely affect our business or financial condition.

Risks Related to Our International Operations

There are numerous risks associated with international operations, which represent a significant part of our business.

          Our international operations generated about one-third of our sales in 2003. Our sales outside the United States were primarily in Europe (particularly the Nordic countries), South America, the Middle East and Australia. The success and profitability of international operations are subject to numerous risks and uncertainties, such as economic and labor conditions, political instability, tax laws (including U.S. taxes upon foreign subsidiaries) and changes in the value of the U.S. dollar versus the local currency in which products are sold. Any unfavorable change in one or more of these factors could have a material adverse effect upon us.

We maintain cash deposits in foreign locations, portions of which may be subject to significant tax or tax withholding upon transfer or withdrawal.

          Many countries impose taxes or fees upon removal from the country of cash earned in that country. Moreover, complying with foreign tax laws can be complicated and we may incur unexpected tax obligations in some jurisdictions. While we believe our tax positions in the foreign jurisdictions in which we operate are proper and fully defensible, tax authorities in those jurisdictions may nevertheless assess taxes and render judgments against us if we are unable to convince them of our position. In such an event, we could be required to make unexpected cash payments in satisfaction of such assessments or judgments or incur additional expenses to defend our position. This risk is mitigated, but not completely eliminated, by the existence of our net operating losses and tax credit carryforwards.

Risks Related to Our Intellectual Property

We may not be able to defend ourselves successfully against claims that we are infringing on the intellectual property rights of others, and defending ourselves could be costly.

          Third parties, including our competitors, individual inventors or others, may have patents or other proprietary rights that may cover technologies that are relevant to our business. Several claims of infringement have been asserted against us in the past, and we are currently involved in one lawsuit in which a third party is claiming that we infringed its intellectual property. Even if we believe a claim asserted against us is not valid, defending against the claim may be costly. Intellectual property litigation can be complex, protracted and highly disruptive to business operations by diverting the attention and energies of management and key technical personnel. Further, plaintiffs in intellectual property cases often seek injunctive relief and the measures of damages in intellectual property litigation are complex and often subjective or uncertain. In some cases, we may decide that it is not economically feasible to pursue a vigorous and protracted defense and decide, instead, to negotiate licenses or cross-licenses authorizing us to use a third party’s technology in our products. If we are unable to successfully defend against litigation of this type, or to obtain and maintain licenses on favorable terms, we could be prevented from manufacturing or selling our products, which would cause severe disruptions to our operations. For these reasons, intellectual property litigation could have a material adverse effect on our business or financial condition.

Misappropriation of our intellectual property and proprietary rights could impair our competitive position, and enforcing our rights could be costly.

          We rely upon a combination of patents, copyrights, alliances, trade secrets, nondisclosure agreements and licensing agreements to establish and protect our ownership of, and rights to use, proprietary and intellectual property rights. Although we consider the results of our research and development efforts to be proprietary to us, and we attempt to maintain the confidentiality of those results, we may not be able to prevent others from using the information or technology that we develop. In addition, by “designing around” our intellectual property rights, our competitors may be able to offer the same functionality provided by our products without violating our intellectual property rights. Policing unauthorized use of our proprietary rights is difficult. We cannot assure that the steps we take will prevent misappropriation of our technology or that the agreements we enter into for that purpose will be enforceable. In addition, laws governing intellectual property rights are less protective in some countries in which we operate, or may operate in the future, than in the United States. Litigation may be necessary in the future to enforce or protect our intellectual property rights, and we cannot be certain that we will be successful in any such litigation. Moreover, even if we are successful, litigation to enforce our rights can be complex, costly, protracted and highly disruptive to business operations. Misappropriation of our intellectual property or potential litigation could have a material adverse effect on our business or financial condition.

Risks Related to Our Equity Securities and Convertible Debentures

The public market for our common stock may be volatile, especially since market prices for technology stocks often have been unrelated to operating performance.

We cannot assure you that an active trading market will be sustained or that the market price of our common stock will not decline. From time to time, the stock market in general, and the shares of technology companies in particular (including our own stock), have experienced significant price fluctuations. The market price of our common stock is likely to continue to be highly volatile and could be subject to wide fluctuations in response to factors such as:

•	Actual or anticipated variations in our quarterly operating results;

•	Historical and anticipated operating results;

•	Announcements of new product or service offerings;

•	Technological innovations;

•	Competitive developments in the public transit industry;

•	Changes in financial estimates by securities analysts;

•	Conditions and trends in the public transit industry;

•	Funding initiatives and other legislative developments affecting the transit industry;

•	Adoption of new accounting standards affecting the technology industry or the public transit industry; and

•	General market and economic conditions and other factors.

Further, the stock markets, and particularly the Nasdaq Small Cap Market, have experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and have often been unrelated or disproportionate to the operating performance of such companies. These broad market factors have and may continue to adversely affect the market price of our common stock.

Our preferred stock and convertible debentures have preferential rights over our common stock.

          We currently have outstanding shares of Series AAA Redeemable Nonvoting Preferred Stock, Series E Redeemable Nonvoting Convertible Preferred Stock and Series F Convertible Preferred Stock, as well as certain 8.0% convertible debentures, all of which have rights in preference to holders of our common stock in connection with any liquidation of the company. The aggregate liquidation preference is approximately $1.8 million for the Series AAA stock, $1.5 million for the Series F stock and approximately $2.1 million for the Series E stock, in each case plus accrued but unpaid dividends, and the aggregate principal amount of the outstanding 8.0% convertible debentures is $4.4 million. Holders of the Series AAA and Series E stock are entitled to receive cumulative quarterly dividends at the rate of 10% per annum and 7% per annum, respectively, in cash, on the liquidation value of those shares. The holder of the Series F stock is entitled to receive cumulative quarterly dividends at the rate of 3.0% per annum on the liquidation value of those shares, which dividends are currently payable in additional shares of Series F stock that have a liquidation value equal to the dividend amount. The purchase agreements pursuant to which we issued our outstanding 8.0% convertible debentures, as well as our domestic senior credit facility, prohibit the payment of dividends to holders of our common stock. The holders of the debentures have the right to require us to redeem the debentures upon the occurrence of certain events, including certain changes in control of the company or our failure to continue to have our stock listed on The Nasdaq Stock Market or another stock exchange. In such an event, the holders would have the right to require us to redeem the debentures for an amount equal to the principal amount plus an 18% annual yield on the principal amount through the date of redemption, and we might not have the ability to make the required redemption payments. The preferential rights of the holders of our convertible debentures and preferred stock could substantially limit the amount, if any, that the holders of our common stock would receive upon any liquidation of the company.

A small number of holders own a significant portion of our outstanding securities, and those holders may have the ability to exert significant influence over our management and affairs and to effectively control the outcome of corporate actions submitted to our shareholders for approval.

          We have two classes of voting securities outstanding: common stock and Series F Convertible Preferred Stock. The seven Selling Shareholders in this offering beneficially own approximately three-fourths of our voting securities, assuming the issuance of additional shares of our common stock to them upon the conversion of outstanding convertible debentures and preferred stock and the exercise of warrants and options. Two of the Selling Shareholders, BFSUS Special Opportunities Trust PLC and Renaissance US Growth Investment Trust PLC, are managed by Renaissance Capital Group, Inc., and they beneficially own approximately 41% of our voting securities, consisting of shares of common stock presently issuable upon conversion of debentures and preferred stock held by them. Those entities do not currently hold of record any of our voting securities. See “Selling Shareholders.” In addition to the Selling Shareholders, there are two other holders of more than 5% of our outstanding common stock. David L. Turney, our chairman and chief executive officer, beneficially owns approximately 6% of our outstanding common stock (which is approximately 5% of the shares of all classes of our outstanding voting securities). Mr. Bengt Bodin, a foreign resident who was formerly an owner of our Mobitec AB subsidiary, beneficially owns approximately 7% of our common stock (or approximately 6% of all classes of our voting securities). In addition, our executive officers and directors (other than Mr. Turney and John D. Higgins, who is a Selling Shareholder) as a group beneficially own approximately 14% of our common stock, or 12% of all classes of our voting securities. The control of a significant amount of our stock by a small number of holders could adversely affect the market price of our common stock. If some or all of the shareholders named above chose to act or vote together, they would have the ability to control all matters requiring the approval of our shareholders, including the election of directors and the approval of significant transactions. Without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us or to our other shareholders. In addition, any attempt to acquire the company that was not supported by our significant shareholders would be impossible or very difficult to accomplish, possibly preventing you from obtaining an optimal price for your shares of common stock.

Future sales of our stock, or the possibility of future sales, could adversely affect the market price of our stock.

          Sales of substantial numbers of shares of our common stock in the public market, or the perception that significant sales are likely, could adversely affect the market price of our common stock. The number of shares of common stock covered by this prospectus, none of which are currently outstanding, is equal to approximately 90% of the currently outstanding shares of our common stock. Therefore, if all the shares of common stock that may be offered pursuant to this prospectus are issued and sold in this offering, the number of shares of our common stock outstanding and traded in the public market would almost double, from approximately 3.9 million shares to approximately 7.5 million shares. In addition to the shares covered by this prospectus, 221,250 shares of our common stock are currently issuable upon conversion of outstanding shares of our Series AAA stock. Upon conversion, those shares of common stock would be freely tradable in the market pursuant to Rule 144(k) under the Securities Act of 1933. In addition, 715,000 shares of common stock (including 83,332 shares covered by this prospectus) are currently issuable upon conversion of our outstanding shares of Series E stock. Those shares of common stock generally will become tradable under Rule 144 one year after the date of issuance of the shares of Series E stock being converted, or earlier if we file another registration statement covering the resale of those shares in the market. We cannot predict the effect that market sales of such a large number of shares would have on the market price of our common stock. Sales of substantial amounts of such shares in the public market could adversely affect the market price of our common stock.

Risks Related to Anti-Takeover Provisions and Our Shareholder Rights Plan

Our articles of incorporation, bylaws and North Carolina law contain provisions that may make takeovers more difficult or limit the price third parties are willing to pay for our stock.

          Our articles of incorporation authorize the issuance of shares of “blank check” preferred stock, which would have the designations, rights and preferences as may be determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without shareholder approval (but subject to applicable regulatory restrictions), to issue additional preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock. Our board of directors could also use the issuance of preferred stock, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the company. Our articles of incorporation also provide that our board of directors is divided into three classes, which may have the effect of delaying or preventing changes in control or changes in our management because less than a majority of the existing directors are up for election at each annual meeting. In addition, our bylaws require that certain shareholder proposals, including proposals for the nomination of directors, be submitted specified periods of time in advance of our annual shareholders’ meetings. These provisions could make it more difficult for shareholders to effect corporate actions such as a merger, asset sale or other change of control of the company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock, and they may have the effect of delaying or preventing a change in control.

          We are also subject to two North Carolina statutes that may have anti-takeover effects. The North Carolina Shareholder Protection Act generally requires, unless certain “fair price” and procedural requirements are satisfied, the affirmative vote of 95% of our voting shares to approve certain business combination transactions with an entity that is the beneficial owner, directly or indirectly, of more than 20% of our voting shares, or with one of our affiliates if that affiliate has previously been a beneficial owner of more than 20% of our voting shares. The North Carolina Control Share Acquisition Act, which applies to public companies that have substantial operations and significant shareholders in the state of North Carolina, eliminates the voting rights of shares acquired in transactions (referred to as “control share acquisitions”) that cause the acquiring person to own a number of our voting securities that exceeds certain threshold amounts, specifically, one-fifth, one-third and one-half of our total outstanding voting securities. There are certain exceptions. For example, this statute does not apply to shares that an acquiring person acquires directly from us. The holders of a majority of our outstanding voting stock (other than such acquiring person, our officers and our employee directors) may elect to restore voting rights that would be eliminated by this statute. If voting rights are restored to a shareholder that has made a control share acquisition and holds a majority of all voting power in the election of our directors, then our other shareholders may require us to redeem their shares at fair value. These statutes could discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial position in our equity securities or seeking to obtain control of us. They also might limit the price that certain investors might be willing to pay in the future for our shares of common stock, and they may have the effect of delaying or preventing a change of control.

Our board of directors has adopted a shareholder rights plan that could discourage or prevent takeover attempts.

          On December 13, 1999, our board of directors approved a Rights Agreement that establishes a shareholder rights plan designed to prevent any potential acquirer from obtaining control of the company without negotiating the terms of the transaction with our board of directors. Under our rights plan, among other things, in the event of an acquisition of, or an announced tender offer for, 15% or more of our outstanding common stock, holders of our common stock have been granted the right to purchase a fraction of a share of our Series D Junior Participating Preferred Stock or shares of our common stock having a market value of twice the exercise price of the rights. See “Description of Securities—Preferred Stock Purchase Rights” and “Documents Incorporated by Reference” for more information about our rights plan. The existence of our rights plan may have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by a majority of our board of directors. Although the rights plan is not intended to prevent acquisitions through negotiations with our board of directors, the existence of the rights plan may nevertheless discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial position in our equity securities or seeking to obtain control of us. To the extent any potential acquirers are deterred by our rights plan, the rights plan may have the effect of preserving incumbent directors and management in office or preventing acquisitions of the company, even if you might consider such an acquisition to be in your best interest as a holder of our common stock.

Risks Associated with Potential Growth

We may not be able to obtain the financing we will need to continue to grow.

          Our business and operating strategy embraces growth. That includes internal, organic as well as external, acquisition-oriented growth scenarios. This requires that we maintain a high degree of emphasis on finding and securing financing sources of various types in both equity and debt categories. Success in these financing requirements can be adversely impacted by economic conditions and other factors beyond our control. Although we believe that our revolving credit facilities and cash flow from operations will be adequate to fund our current business operations through the end of 2004, we cannot assure you that we will not require additional sources of financing to fund our operations. Any significant acquisition or other growth initiative would also require additional financing. Additional financing may not be available to us on terms we consider acceptable, if it is available at all. If we cannot raise funds on acceptable terms, we may not be able to develop next-generation products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, any of which could have a material adverse effect on our ability to grow our business. Further, if we issue equity securities, you will experience dilution of your ownership percentage, and the new equity securities may have rights, preferences or privileges senior to those of our common stock.

There are many risks associated with potential acquisitions.

          We intend to continue to evaluate potential acquisitions that we believe will enhance our existing business or enable us to grow. If we acquire other companies or product lines in the future, it may dilute the value of existing shareholders’ ownership. The impact of dilution may restrict our ability to consummate further acquisitions. Issuance of equity securities in connection with an acquisition may restrict utilization of net operating loss carryforwards because of an annual limitation due to ownership change limitations under the Internal Revenue Code. We may also incur debt and losses related to the impairment of goodwill and other intangible assets if we acquire another company, and this could negatively impact our results of operations. We currently do not have any definitive agreements to acquire any company or business, and we may not be able to identify or complete any acquisition in the future. Additional risks associated with acquisitions include the following:

•	It may be difficult to assimilate the operations and personnel of an acquired business into our own business;

•	Management information and accounting systems of an acquired business must be integrated into our current systems;

•	Our management must devote its attention to assimilating the acquired business, which diverts attention from other business concerns;

•	We may enter markets in which we have limited prior experience; and

•	We may lose key employees of an acquired business.

USE OF PROCEEDS

     We are not selling any of the shares of common stock being offered by this prospectus and will receive no proceeds from the sale of the shares by the Selling Shareholders. All of the proceeds from the sale of common stock offered by this prospectus will go to the Selling Shareholders who offer and sell their shares.

SELLING SHAREHOLDERS

          The following table sets forth, as of April 15, 2004, information as to the shares of common stock that may be sold in this offering by the Selling Shareholders. Because the Selling Shareholders may offer all or a portion of the shares of common stock offered by this prospectus at any time and from time to time after the date hereof, we cannot predict the number of shares that each Selling Shareholder may retain upon completion of this offering. In the table below, the percentage ownership after the offering is based upon the assumed sale by the Selling Shareholders of all shares they may offer for sale pursuant to this prospectus. Beneficial ownership includes both outstanding common stock and shares issuable upon the exercise of warrants or the conversion of convertible securities that are exercisable or convertible presently or within 60 days after the date of this prospectus. In addition, in the case of Dolphin Offshore Partners, L.P., the number of shares indicated in the table includes certain shares of common stock that will be issuable upon conversion of additional shares of preferred stock issued after the date hereof as dividends on that entity’s existing holdings, as described in footnote 4 to the table below. The percentages for each shareholder are calculated based on the number of outstanding shares at April 15, 2004 (3,944,475) plus shares that the shareholder is deemed to beneficially own as set forth in the table, which includes the shares offered by this prospectus. The shares offered by this prospectus shall be deemed to include shares offered by any pledgee, donee, transferee or other successor in interest of any of the Selling Shareholders listed below, provided that this prospectus is amended or supplemented if required by applicable law.

	Beneficial Ownership			Beneficial Ownership
	Before this Offering			After this Offering
	Number of		Shares Being	Number of
Name	Shares	Percentage(9)	Offered	Shares	Percentage
BFSUS Special Opportunities Trust PLC (1) (2)	1,179,166	23.0%	1,179,166	0	—
Renaissance US Growth Investment Trust PLC (2) (3)	1,179,166	23.0%	1,179,166	0	—
Dolphin Offshore Partners, L.P. (4)	788,894	16.7%	788,894	0	—
John D. Higgins (5)	272,944	6.7%	125,000	147,944	2.1%
David M. Furr (6)	103,333	2.6%	50,000	53,333	1.3%
Fairview Capital Ventures LLC (7)	112,130	2.8%	71,667	40,463	1.0%
Dominick & Dominick LLC (8)	150,000	3.7%	150,000	0	—

(1)	The shares beneficially owned and being offered by BFSUS Special Opportunities Trust PLC consist of 1,037,500 shares issuable upon conversion of debentures in the principal amount of $2,075,000, with a conversion price of $2.00 per share; 100,000 shares issuable upon the exercise of presently exercisable warrants with an exercise price of $2.18 per share; and 41,666 shares issuable upon conversion of Series E Redeemable Nonvoting Convertible Preferred Stock. The conversion and exercise prices of those securities are subject to adjustment in certain circumstances.

(2)	Renaissance Capital Group, Inc., an investment adviser registered under the Investment Advisers Act of 1940, is the investment adviser for BFSUS Special Opportunities Trust PLC and the investment manager for Renaissance US Growth Investment Trust PLC. In a report on Schedule 13D dated August 2, 2002, those Selling Shareholders disclaimed that they were members of a group for purposes of reporting their holdings of our common stock.

(3)	The shares beneficially owned and being offered by Renaissance US Growth Investment Trust PLC consist of 1,037,500 shares issuable upon conversion of debentures in the principal amount of $2,075,000, with a conversion price of $2.00 per share; 100,000 shares issuable upon the exercise of presently exercisable warrants with an exercise price of $2.18 per share; and 41,666 shares issuable upon conversion of Series E Redeemable Nonvoting Convertible Preferred Stock. The conversion and exercise prices of those securities are subject to adjustment in certain circumstances. This entity was formerly known as Renaissance US Growth & Income Trust PLC.

(4)	The shares beneficially owned and being offered by Dolphin Offshore Partners, L.P. consist of 750,000 shares issuable upon conversion of Series F Convertible Preferred Stock currently held by it, with a conversion price of $2.00 per share, and 38,894 shares that will be issuable upon conversion of additional shares of Series F Convertible Preferred Stock issued after the date hereof as dividends on shares of the Series F Convertible Preferred Stock held by Dolphin. The Series F Convertible Preferred Stock entitles the holder to vote with the holders of our common stock, voting together as a single class except as otherwise required by law, with each share of Series F Convertible Preferred Stock entitled to a number of votes equal to the liquidation value (which is $5,000 per share) divided by $2.35.

(5)	The shares being offered by Mr. Higgins are issuable upon conversion of debentures in the principal amount of $250,000, with a conversion price of $2.00 per share, subject to adjustment in certain circumstances. The additional shares beneficially owned by Mr. Higgins consist of 28,333 shares issuable upon the exercise of options and warrants that are exercisable presently or within 60 days and 119,611 shares that he owns outright. The percentage of the outstanding shares of common stock that Mr. Higgins’ shares represent after the offering was calculated assuming his exercise of those options and warrants and the issuance to all Selling Shareholders, and the sale by them, of all shares subject to this offering.

(6)	The shares being offered by Mr. Furr consist of 50,000 shares issuable upon the exercise of presently exercisable warrants with an exercise price of $2.15 per share. The additional shares beneficially owned by Mr. Furr consist of 53,333 shares issuable upon conversion of Series E Redeemable Nonvoting Convertible Preferred Stock. Additionally, Mr. Furr may be deemed to beneficially own all of the shares beneficially owned by Fairview Capital Ventures LLC, as described in footnote 7 below, consisting of 71,667 shares issuable upon the exercise of a presently exercisable warrant held by Fairview Capital Ventures LLC, an entity which is wholly owned by Mr. Furr’s wife, Pamela K. Furr, 11,667 shares issuable upon conversion of Series E Redeemable Nonvoting Convertible Preferred Stock held by Mrs. Furr and 28,796 shares of common stock that Mrs. Furr owns outright; however, Mr. Furr disclaims beneficial ownership of the 112,130 shares beneficially owned by Mrs. Furr and Fairview Capital Ventures LLC. The percentage of the outstanding shares of common stock that Mr. Furr will be deemed to beneficially own after the offering was calculated assuming the conversion of the Series E Redeemable Nonvoting Convertible Preferred Stock and the issuance to all Selling Shareholders, and the sale by them, of all shares subject to this offering. The conversion and exercise prices of those securities are subject to adjustment in certain circumstances.

(7)	The shares being offered by Fairview Capital Ventures LLC consist of 71,667 shares issuable upon the exercise of presently exercisable warrants with an exercise price of $2.50 per share. The additional shares beneficially owned by Fairview Capital Ventures LLC consist of 11,667 shares issuable upon conversion of Series E Redeemable Nonvoting Convertible Preferred Stock and 28,796 shares of common stock that Mrs. Furr, the sole owner of Fairview Capital Ventures LLC, owns outright. Additionally, Fairview Capital Ventures LLC and/or Mrs. Furr may be deemed to beneficially own all of the shares beneficially owned by Mr. Furr, as described in footnote 6 above, consisting of 50,000 shares issuable upon the exercise of a presently exercisable warrant held by

Mr. Furr, the husband of Mrs. Furr, and 53,333 shares issuable upon conversion of Series E Redeemable Nonvoting Convertible Preferred Stock held by Mr. Furr; however, Fairview Capital Ventures LLC and Mrs. Furr disclaim beneficial ownership of the 103,333 shares beneficially owned by Mr. Furr. The percentage of the outstanding shares of common stock that Fairview Capital Ventures LLC will be deemed to beneficially own after the offering was calculated assuming the conversion of the Series E Redeemable Nonvoting Convertible Preferred Stock and the issuance to all Selling Shareholders, and the sale by them, of all shares subject to this offering. The conversion and exercise prices of those securities are subject to adjustment in certain circumstances.

(8)	The shares beneficially owned and being offered by Dominick & Dominick LLC consist of 150,000 shares issuable upon the exercise of presently exercisable warrants with an exercise price of $3.75 per share. The exercise price of that warrant is subject to adjustment in certain circumstances.

(9)	This column shows the percentage of our common stock beneficially owned by each Selling Shareholder on the diluted basis stated in the text preceding this table and in the applicable footnotes. The shares beneficially owned, on that same diluted basis, represent the following percentages of the votes entitled to be cast by all classes of our outstanding voting securities (which are our common stock and Series F Convertible Preferred Stock): BFSUS Special Opportunities Trust PLC – 20.5%; Renaissance US Growth Investment Trust PLC – 20.5%; Dolphin Offshore Partners, L.P. – 16.7%; John D. Higgins – 5.8%; David M. Furr – 2.2%; Fairview Capital Ventures LLC – 2.4%; and Dominick & Dominick LLC – 3.2% .

          Russell C. Cleveland serves on our Board of Directors, and is also President and Chief Executive Officer of Renaissance Capital Group, Inc. Renaissance Capital Group, Inc. is the investment adviser for BFSUS Special Opportunities Trust PLC and the investment manager for Renaissance US Growth Investment Trust PLC, both of which are investment trusts organized under the laws of England and Wales. John D. Higgins also serves on our Board of Directors.

          Mr. Higgins was an employee of Investec Ernst & Co., a securities and investment banking firm that was engaged in December 2000 to provide a fairness opinion with respect to our acquisition of our Mobitec subsidiary. We paid Investec Ernst & Co. a fee of $120,000, plus reasonable actual expenses, for furnishing the fairness opinion. In addition, also as part of the Mobitec acquisition, we paid Mr. Higgins a fee of $17,500 related to the closing of our convertible debenture financing with BFSUS Special Opportunities Trust PLC and Renaissance US Growth Investment Trust PLC. In August 2002, we paid Mr. Higgins a closing fee of $5,850 related to the closing of the $250,000 convertible debenture financing with him. Also in August 2002, we paid Renaissance Capital Group, Inc. a closing fee of $17,250 related to the closing of a $1.15 million convertible debenture financing with BFSUS Special Opportunities Trust PLC and Renaissance US Growth Investment Trust PLC.

          David M. Furr is a partner in the law firm Gray, Layton, Kersh, Solomon, Sigmon, Furr & Smith, P.A., and serves as counsel to our company. This law firm has received fees from our company for legal services performed by the law firm on our company’s behalf in the following amounts during the last three fiscal years: $269,443 in 2001; $173,101 in 2002 and $278,945 in 2003.

          Dominick & Dominick LLC has served as a financial advisor and provided other investment banking services to our company. The fees we paid to Dominick & Dominick LLC did not exceed 5% of its gross revenues in any of the past three fiscal years.

          Except as described in the preceding paragraphs, the Selling Shareholders and the officers and directors of the Selling Shareholders have not held any positions or offices or had any other material relationship with us or any of our affiliates within the past three years.

          We have agreed with the Selling Shareholders to file with the Commission, under the Securities Act of 1933, a registration statement of which this prospectus forms a part, with respect to the resale of the shares, and have agreed to prepare and file such amendments and supplements to the registration statement as may be necessary to keep the registration statement effective until the earlier of (i) the date on which all of the shares have been sold pursuant to the registration statement, (ii) the shares have been sold as permitted by Rule 144 under the Securities Act of 1933 or (iii) the date on which the shares may be sold pursuant to Rule 144(k) under the Securities Act of 1933.

          The debentures pursuant to which three of the Selling Shareholders may obtain some of the shares covered by this prospectus are two 8.00% Convertible Debentures dated June 27, 2001, each in the principal amount of $1,500,000, issued to BFSUS Special Opportunities Trust PLC and Renaissance US Growth Investment Trust PLC, each of which matures on June 27, 2008; two 8.00% Convertible Debentures dated July 31, 2002, each in the principal amount of $575,000 issued to those same two entities, each of which matures on July 31, 2009; and one 8.00% Convertible Debenture dated August 26, 2002 in the principal amount of $250,000 issued to John D. Higgins, which matures on August 26, 2009. The warrants under which BFSUS Special Opportunities Trust PLC and Renaissance US Growth Investment Trust PLC have the right to acquire some of the shares of common stock covered by this prospectus, as described in the footnotes to the table above, were issued in connection with the issuance of those debentures. The shares of Series E Redeemable Nonvoting Convertible Preferred Stock that are held by those two trusts and convertible into some of the shares of common stock covered by this prospectus, as described in the footnotes to the table above, were issued pursuant to a purchase agreement dated November 5, 2003.

          The shares of Series F Convertible Preferred Stock pursuant to which Dolphin Offshore Partners, L.P. has the right, or will have the right, to acquire the shares of common stock covered by this prospectus include (a) 300 shares of Series F Convertible Preferred Stock issued to that entity pursuant to an agreement dated as of October 13, 2003, and (b) up to 15.5776 shares of Series F Convertible Preferred Stock that will be issued after the date hereof as dividends on the shares of Series F Convertible Preferred Stock held by that entity. See “Description of Securities — Preferred Stock” for a description of the dividend rights of the holder of the Series F Convertible Preferred Stock.

          The warrants under which David M. Furr has the right to acquire some of the shares of common stock covered by this prospectus, as described in the footnotes to the table above, were issued in connection with legal services provided by him to our company in 2001. The warrants under which Fairview Capital Ventures LLC has the right to acquire some of the shares of common stock covered by this prospectus, as described in the footnotes to the table above, were issued in connection with that entity’s services as placement agent in connection with the placement of our Series E Redeemable Nonvoting Convertible Preferred Stock. The warrants under which Dominick & Dominick LLC has the right to acquire some of the shares of common stock covered by this prospectus, as described in the footnotes to the table above, were issued as consideration for services provided to us.

          All of the securities described in the preceding paragraphs were or will be issued and sold pursuant to exemptions from the registration requirements of the Securities Act of 1933 as provided by Rule 506 of Regulation D or otherwise under Section 4(2) of the Securities Act.

PLAN OF DISTRIBUTION

          All or a portion of the shares offered by the Selling Shareholders by this prospectus may be sold from time to time by the Selling Shareholders or by pledgees, donees, transferees or other successors in interest in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions as determined by agreement of the buyer and seller. The shares may be sold by one or more of the following means, among others:

•	ordinary brokerage or market making transactions or transactions in which a broker or dealer engaged by a Selling Shareholder solicits purchasers;

•	block trades in which a broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resales by such broker or dealer for its account pursuant to this prospectus;

•	underwritten offerings, on a firm commitment or best efforts basis;

•	privately negotiated transactions;

•	in the over-the-counter market or otherwise at prices then prevailing or at prices related to the then current market price; or

•	the pledge or loan of shares of common stock as security for any loan or obligation, including pledges to brokers or dealers who may, from time to time, themselves effect distributions of the shares or interests therein, including loans of the pledged shares or sales of the pledged shares after foreclosure.

          In effecting sales, underwriters, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Underwriters, brokers or dealers may receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. Such underwriters, brokers or dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

          To our knowledge, none of the Selling Shareholders have entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriting or coordinating broker acting in connection with the proposed sale of shares offered by this prospectus. However, the Selling Shareholders may enter into agreements, understandings or arrangements with an underwriter or broker-dealer regarding the sale of their shares in the future. If required, we will set forth in a prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part, the shares of common stock to be sold, the purchase price, the names of any agents, brokers, dealers or underwriters acting in connection with a sale, or any arrangements relating to the engagement of or commissions or other compensation payable to any such entity with respect to a particular offer or sale.

          Two of the Selling Shareholders, Fairview Capital Ventures LLC and Dominick & Dominick LLC, are broker-dealers registered with the National Association of Securities Dealers, Inc. The shares being offered by them pursuant to this prospectus are being offered for sale for their own accounts, and neither of such firms is serving as an underwriter, broker or dealer, and neither of them is receiving any compensation, in connection with the offer or sale of any of the securities covered by this prospectus.

          The Selling Shareholders and any other person participating in the distribution of the shares covered by this prospectus will be subject to the applicable provisions of the Securities Exchange Act of 1934, as amended, including without limitation, Regulation M.

          We and the Selling Shareholders have agreed to indemnify each other against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.

          We have agreed to pay all expenses in connection with the registration of the shares covered by this prospectus, including filing fees, the costs of preparing and printing this prospectus and legal and accounting costs incurred by us. The Selling Shareholders will be responsible for any commissions, discounts or other selling expenses payable to underwriters, broker or dealers in connection with their sales of common stock.

DESCRIPTION OF SECURITIES

          The following discussion is not meant to be complete and is qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, as amended, and our bylaws, which are exhibits to the registration statement of which this prospectus is a part, and to the description of our preferred stock purchase rights and Rights Agreement, which is incorporated herein by reference. You should read this summary together with our Amended and Restated Articles of Incorporation, as amended, our bylaws, and the description of our Rights Agreement, and the applicable provisions of North Carolina statutory law. For more information, you should read “Documents Incorporated by Reference.”

          Our authorized capital stock currently consists of 30,000,000 shares of capital stock. The authorized capital stock is divided into common stock and preferred stock. The common stock consists of 25,000,000 shares, par value $.10 per share. The preferred stock consists of 5,000,000 shares, par value $.10 per share, 20,000 shares of which are designated as Series AAA Redeemable Nonvoting Preferred Stock, 10,000 shares of which are designated as Series D Junior Participating Preferred Stock, 600 shares of which are designated as Series E Redeemable Nonvoting Preferred Stock, 400 shares of which are designated as Series F Convertible Preferred Stock, and 4,969,000 shares of which remain undesignated. As of April 15, 2003, we had outstanding 3,944,475 shares of common stock, 354 shares of Series AAA stock, 429 shares of Series E stock, and 300 shares of Series F stock. There are no shares of Series D stock outstanding. Our Series D stock will be issuable upon exercise of purchase rights under our Rights Agreement, if those rights ever become exercisable. See “Preferred Stock Purchase Rights” below.

Description of Common Stock

          Voting. The holders of our common stock are entitled to one vote per share on all matters to be voted on by shareholders.

          No Cumulative Voting Rights. The holders of our common stock are not entitled to cumulative voting in the election of directors.

          Dividends. Subject to the rights of our outstanding preferred stock and subject to restrictions imposed by certain other agreements, dividends on our common stock may be declared and paid when and as determined by our board of directors.

          Liquidation, Dissolution or Winding Up. If we liquidate, dissolve or wind up operations, the holders of our common stock are entitled to share equally on a per share basis in any assets remaining after all prior claims are satisfied, all our outstanding debt is repaid and the liquidation preferences on our outstanding preferred stock are paid in full.

          Other Rights. Holders of our common stock do not have any preemptive or similar rights to subscribe for shares of our capital stock, or for any rights, warrants, options, bonds, notes, debentures or other securities convertible into or carrying options or warrants to subscribe, purchase or otherwise acquire shares of our capital stock. Our Amended and Restated Articles of Incorporation, as amended, do not contain any provisions providing for the redemption of our common stock or the conversion of our common stock into other securities.

          Effect of Preferred Stock, Debentures, and Credit Facilities on our Common Stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of our outstanding preferred stock or any series of preferred stock that we may issue in the future, the debentures that we have issued or that we may issue in the future, and our credit facilities. Certain provisions of the instruments that may adversely affect the rights of holders of our common stock are described in the following paragraphs.

Preferred Stock

          Our board of directors has the authority, without further shareholder approval, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights, and the qualifications, limitations or restrictions, of the shares of each series. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock. In certain circumstances, such issuances could have the effect of decreasing the market price of the common stock.

          Our outstanding shares of Series AAA stock, Series E stock and Series F stock all have rights in preference to holders of our common stock in connection with any liquidation of the company. The aggregate liquidation preference is $1,770,000 for the Series AAA stock, $2,145,000 for the Series E stock and $1,500,000 for the Series F stock, in each case plus accrued but unpaid dividends. Holders of the Series AAA stock and Series E stock are entitled to receive cumulative quarterly dividends at the rate of 10% per annum and 7% per annum, respectively, in cash, on the liquidation value of those shares in preference to the holders of our common stock. The holder of the Series F stock is entitled to receive cumulative quarterly dividends, in preference to the holders of our common stock, at the rate of 3.0% per annum on the liquidation value of those shares, which dividends are currently payable in additional shares of Series F stock that have a liquidation value equal to the dividend amount. In accordance with the terms of the Series F stock, as amended, not more than 15.5776 shares of Series F stock (which will be convertible into 38,894 shares of common stock) may be issued as dividends without the approval of the holders of our common stock (excluding any shares of common stock held by the holder of the Series F stock). After such number of shares has been issued, and during the period prior to obtaining shareholder approval (or if such approval is not obtained), dividends on the Series F stock would thereafter be paid in cash. The Series F dividend rate will increase to 10% per annum beginning in November 2008 if our common stock does not meet certain market price objectives before then. The preferential rights of the holders of our preferred stock could substantially limit the amount, if any, that the holders of our common stock would receive upon any liquidation of the company.

          The holder of our Series F stock has the right to vote on all matters submitted to a vote of our shareholders, voting together with holders of our common stock as a single class, except as otherwise required by law. The holder of our Series F stock is entitled to a number of votes equal to the liquidation preference of the outstanding shares of Series F stock (currently an aggregate of $1,500,000) divided by $2.35, or 638,297 votes, which is approximately 14% of the total number of votes currently entitled to be cast. In addition, under North Carolina law, the approval of the holders of shares of each series of our outstanding preferred stock, voting as a separate class, may be required for certain matters, such as mergers and amendments to the articles of incorporation. These voting rights of our preferred shareholders dilute the voting power of holders of our common stock and could prevent the approval of certain matters that holders of our common stock might approve.

Debentures

          We currently have outstanding certain 8.0% convertible debentures with an aggregate principal amount of $4.4 million. We would have to repay the entire principal amount, plus accrued interest, before holders of our common stock would be entitled to receive any amounts in connection with any liquidation of the company. The purchase agreements pursuant to which we issued our outstanding 8.0% convertible debentures prohibit the payment of dividends to holders of our common stock. The holders of the debentures have the right to require us to redeem the debentures upon the occurrence of certain events, including certain changes in control of the company or our failure to continue to have our stock listed on The Nasdaq Stock Market or another stock exchange. The preferential rights of the holders of our convertible debentures could substantially limit the amount, if any, that the holders of our common stock would receive upon any liquidation of the company.

Credit Facilities

          During the third quarter of 2003, we entered into a $10.0 million revolving credit facility with LaSalle Business Credit, LLC. The credit facility has an initial term of three years and is secured by substantially all of our domestic assets. The credit agreement also has affirmative, negative and financial covenants with which we must comply. The credit facility prohibits the payment of dividends on our common stock. We would have to repay all our outstanding debt, including principal and interest outstanding under our revolving credit facilities, before holders of our common stock would be entitled to receive any amounts in connection with any liquidation of the company.

Preferred Stock Purchase Rights

          Under our shareholders’ rights plan, holders of our common stock have been granted the right to purchase, at a specified price, a fraction of a share of our Series D Junior Participating Preferred Stock in the event of an acquisition of, or an announced tender offer for, 15% or more of our outstanding common stock (with certain exceptions, including acquisitions of our stock directly from us). After the occurrence of such an event, each right will also entitle the holder (other than the person making the acquisition or tender offer) to purchase, at the exercise price, shares of our common stock having a market value of twice the exercise price. If, after any person acquires the specified percentage of our common stock, we are involved in a merger, consolidation, sale of assets or similar acquisition transaction, and we are not the acquiring or surviving corporation, then each right will entitle its holder to purchase, at the exercise price, shares of the acquiring or surviving company having a market value of twice the exercise price, and the acquiring or surviving company will be obligated to assume our obligations under the rights plan.

          The terms of the rights are set forth in a Rights Agreement dated as of December 14, 1999 between us and Continental Stock Transfer & Trust Company, as rights agent, as amended. The rights will expire on October 7, 2009, if not previously redeemed or exchanged. The rights are redeemable by us at any time before any person acquires the specified percentage of our outstanding common stock at a redemption price of $0.001 per right, subject to certain adjustments for stock splits or similar events. After any person has acquired the specified percentage of our outstanding common stock and the rights have become exercisable, and before a majority of our common stock has been acquired, we may exchange all or part of the outstanding rights for shares of our common stock at an exchange ratio of one share of common stock per right, subject to certain adjustments for stock splits or similar events.

          The existence of our rights plan may have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by a majority of our board of directors. Although the rights plan is not intended to prevent acquisitions through negotiations with our board of directors, the existence of the rights plan may nevertheless discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial position in our equity securities or seeking to obtain control of us. To the extent any potential acquirers are deterred by our rights plan, the rights plan may have the effect of preserving incumbent directors and management in office or preventing acquisitions of the company, even if you might consider such an acquisition to be in your best interest as a holder of our common stock.

Anti-Takeover Provisions

          Our board of directors could use the issuance of preferred stock, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the company. Our articles of incorporation also provide that our board of directors is divided into three classes, which may have the effect of delaying or preventing changes in control or changes in our management because less than a majority of the existing directors are up for election at each annual meeting. In addition, our bylaws require that certain shareholder proposals, including proposals for the nomination of directors, be submitted specified periods of time in advance of our annual shareholders’ meetings. These provisions could make it more difficult for shareholders to effect corporation actions such as a merger, asset sale or other change of control of the company.

          We are also subject to two North Carolina statutes that may have anti-takeover effects. The North Carolina Shareholder Protection Act generally requires, unless certain “fair price” and procedural requirements are satisfied, the affirmative vote of 95% of our voting shares to approve certain business combination transactions with an entity that is the beneficial owner, directly or indirectly, of more than 20% of our voting shares, or with one of our affiliates if that affiliate has previously been a beneficial owner of more than 20% of our voting shares. The North Carolina Control Share Acquisition Act, which applies to public companies that have substantial operations and significant shareholders in the state of North Carolina, eliminates the voting rights of shares acquired in transactions (referred to as “control share acquisitions”) that cause the acquiring person to own a number of our voting securities that exceeds certain threshold amounts, specifically, one-fifth, one-third and one-half of our total outstanding voting securities. There are certain exceptions. For example, this statute does not apply to shares that an acquiring person acquires directly from us. The holders of a majority of our outstanding voting stock (other than those shares held by such acquiring person, our officers, and our directors who are also employed by us) may elect to restore voting rights that would be eliminated by this statute. If voting rights are restored to a shareholder that has made a control share acquisition and holds a majority of all voting power in the election of our directors, then our other shareholders may require us to redeem their shares at fair value. These statutes could discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial position in our equity securities or seeking to obtain control of us. They also might limit the price that certain investors might be willing to pay in the future for our shares of common stock, and they may have the effect of delaying or preventing a change of control.

LEGAL MATTERS

          The legality of the shares of common stock offered by this prospectus has been passed upon for us by Gray, Layton, Kersh, Solomon, Sigmon, Furr & Smith, P.A. of Gastonia, North Carolina.

          David M. Furr is a partner in the law firm Gray, Layton, Kersh, Solomon, Sigmon, Furr & Smith, P.A. Mr. Furr beneficially owns 215,463 shares of our common stock, including shares held of record, shares issuable upon conversion or exercise of preferred stock and warrants and shares beneficially owned by family members. Mr. Furr disclaims ownership of 112,130 of those shares beneficially owned by his wife and Fairview Capital Ventures LLC, an entity owned by his wife. See “Selling Shareholders.”

EXPERTS

          The financial statements incorporated by reference from Amendment No. 2 on Form 10-K/A to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, have been audited by McGladrey & Pullen, LLP, independent public accountants, as indicated in their report with respect thereto, which is incorporated herein by reference, and have been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

          We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. The file number under the Securities Exchange Act of 1934 for our Commission filings is No. 1-13408. You may read and copy materials that we have filed with the Commission, including the registration statement of which this prospectus is a part, at the Commission’s public reference room located at:

450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

          Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Commission filings also are available to the public on the Commission’s web site at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

          We have filed with the Commission a registration statement on Form S-3, as amended (File No. 333-111534), under the Securities Act of 1933. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits included with or incorporated by reference into the registration statement. The registration statement, including the exhibits contained or incorporated by reference therein, can be read at the Commission’s web site or at the Commission’s public reference room referred to above.

          The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference into this prospectus the documents and information we filed with the Commission that are identified below:

          1. Amendment No. 2 on Form 10-K/A to our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

          2. Report on Form 8-K, filed on April 14, 2004;

          3. Report on Form 8-K, filed on April 22, 2004;

          4. The description of our common stock contained in our registration statement on Form SB-2 (Registration No. 33-82870-A), as amended; and

          5. The description of our Rights Agreement and preferred stock purchase rights contained in our registration statement on Form 8-A filed December 17, 1999.

          All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the shares shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents.

          You may request a copy of any or all of the documents incorporated herein by reference, without cost, by writing us at the following address or telephoning us at (214) 378-8992, between the hours of 9:00 a.m. and 5:00 p.m., Central Time: Lawrence A. Taylor, Corporate Secretary, Digital Recorders, Inc., 5949 Sherry Lane, Suite 1050, Dallas, Texas 75225.

          We have not authorized any dealer, salesman or any other person to give any information or to make any representations, other then those contained or incorporated by reference in this prospectus. Any such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the registered shares of common stock in any jurisdiction or in any circumstances in which the offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale of common stock shall create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained or incorporated by reference in this prospectus is correct as of any time subsequent to that date.